UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-32315

RTW Retailwinds, Inc.
(Exact name of registrant as specified in its charter)

118-35 Queens Boulevard
4th Floor
Forest Hills, New York 11375
(212) 884-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero (0)*

*As previously reported, on July 13, 2020, the registrant and certain of its subsidiaries (collectively, the “Debtors”) each filed a voluntary petition in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”) seeking relief under chapter 11 of title 11 of the United States Code (collectively, the “Chapter 11 Cases”). The Chapter 11 Cases are being jointly administered under the caption and case number RTW Retailwinds, Inc., et al., Case No. 20-18445 (Jointly Administered). By its order entered on December 10, 2020, the Bankruptcy Court confirmed the Debtors’ Joint Chapter 11 Plan of Liquidation dated October 29, 2020 (as confirmed, the “Plan”). On December 31, 2020, the Plan became effective, as a result of which (a) all of the issued and outstanding shares of the class of securities covered by this Form were cancelled and (b) the RTW Liquidation Trust was created, and was authorized and directed under the Plan to complete the liquidation of the Debtors.

Pursuant to the requirements of the Securities Exchange Act of 1934, RTW Retailwinds, Inc., by and through the RTW Liquidation Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 7, 2021	By:	RTW Liquidation Trust

		By:	META Advisors LLC, not individually, but solely as Liquidation Trustee of the RTW Liquidation Trust

			By:	/s/ Grace Marie Codispoti
Grace Marie Codispoti
Chief Operating Officer

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